Mail Stop 7010
						August 3, 2005

via U.S. mail and Facsimile

Victor M. Perez
Chief Financial Officer
Allis-Chalmers Energy Inc.
5075 Westheimer, Suite 890
Houston, Texas 77056

	Re:	Allis-Chalmers Energy Inc.
Form S-1/A filed July 21, 2005
File No. 333-126110

Dear Mr. Perez:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed July 21, 2005

Summary, page 5 and Selected Financial Data, page 17
Non-GAAP Measure

1. Your current disclosures of the non-GAAP measure that you present do not fully comply with Item 10(e) of Regulation S-K. If you continue to present a non-GAAP measure, please revise your disclosures to fully comply with Item 10(e) and the related FAQ. For example, we note that your current disclosures:
* Do not always disclose the most comparable GAAP measure with equal or greater prominence;
* Adjust the measure you present for items in addition to what the acronym suggests; and
* Do not fully comply with our response to question #8 in the FAQ, including disclosing potential limitations.

Risk Factors, page 12

2. We note your response to prior comment number one. Please revise this risk factor to include the additional language proposed in your response.

Underwriting, page 63

3. We note your response to prior comment nine. Please disclose the exercise price of the warrants. In addition, state the exemption to be relied upon for the sale of the warrants to the underwriter, as well as the exemption relied upon in exercising the warrants.

Exhibit 1.1

4. We note that section 11(iii) appears to include a market-out provisions that, practically speaking, place the risk of the success of your offering on your company and results in the underwriter participating on a "best efforts" basis. Please supplementally explain to us how these provisions are consistent with a firm commitment offering. For guidance, please refer to the First Boston
Corporation no-action letter, dated September 3, 1985.

Potential Acquisition

5. After reviewing your responses dated July 13, 2005 and July 21, 2005, it appears to us that the potential acquisition from RPC is probable in the context of FRC 506.02(c)(ii). Due to the stage of the negotiations and the significance of the potential acquisition, we believe that the disclosures we requested in our letter dated June
1, 2005 are necessary and should be provided in the current registration statement on Form S-1. Please revise your proposed disclosures to:
* Delete your assertion that the equipment has an indefinite life and disclose the weighted average useful life over which it would be depreciated; and
* Disclose why the assets to be acquired are not a business.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bret Johnson, Staff Accountant, at (202)
551-
3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff
Attorney,
at (202) 551-3751 or me at (202) 551-3767 with any other
questions.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Joseph P. Bartlett, Esq.
	Greenberg Glusker Fields Claman
	Machtinger & Kinsella LLP
	1900 Avenue of the Stars, Suite 2100
	Los Angeles, California 90067
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Victor M. Perez
Allis-Chalmers Energy Inc.
August 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE